November 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Ken Ellington

Re:	North Square Investments Trust
Response to Staff Comments on Registration Statement on Form N-1A
File Nos. 811-23373; 333-226989

Dear Mr. Ellington:

On behalf of North Square Investments Trust (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on October 30, 2018 regarding Pre-Effective Amendment No.2 to the Registrant’s registration statement on Form N-1A, as filed on October 26, 2018 (the “Registration Statement”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

1. Comment: In the “Expense Example” for the North Square Oak Ridge Small Cap Growth Fund that shows expenses for Class C shareholders that do not redeem their shares, please confirm that the 3-, 5-, and 10-year periods reflect the effect of the contractual fee waivers only for the periods in which the current fee waivers are in effect, which is until February 19, 2021.

   Response: The Registrant represents that the Expense Example for the North Square Oak Ridge Small Cap Growth Fund will be corrected in an updated Prospectus filed pursuant to Rule 497 under the Securities Act of 1933 following effectiveness of the Registration Statement.

2. Comment: For the North Square Oak Ridge Small Cap Growth Fund, it appears that the Fund is charging transfer agency fees and expenses for Class A, Class C, and Class I, but not for Class K. Please explain how this treatment of transfer agency fees and expenses is consistent with Rule 18f-3 under the 1940 Act.

Mr. Ellington
November 2, 2018

   Response: As a threshold matter, we respectfully note that the Staff’s supposition is not correct. The transfer agency fee payable by the Fund to the Fund’s Transfer Agent is a Fund-level expense that is allocated to all share classes of the Fund, including Class K, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. Such expenses are appropriately reflected in the Fund’s Fee and Expense Table. The primary reason for the relatively lower level of “Other Expenses” for Class K shares in the Fee Table is that Class K is not subject to any shareholder servicing fees, as disclosed in the Prospectus. The Fund has adopted a shareholder service plan on behalf of Class A, Class C and Class I, pursuant to which each such Class is authorized to pay up to 0.15% for non-distribution shareholder services, including, among other things, sub-transfer agency and administrative services. Class K shares are generally made available for purchase by retirement plan recordkeepers and other similar financial intermediaries. These intermediaries provide various services to their clients and charge, as relevant, the clients directly for such services. No payments for any such services are made from the North Square Oak Ridge Small Cap Growth Fund’s assets, which is only Fund that currently offers Class K shares. Because shareholder servicing fees are captured in the overall “Other Expenses” in the Fee Table, it follows that Class K, which is not subject to any such fees, would have lower “Other Expenses” relative to Classes A, C and I, which are subject to such fees.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4151 or my colleague, Andrew L. Zutz, at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Mark D. Goodwin, North Square Investments, LLC
Alan E. Molotsky, North Square Investments, LLC Andrew L. Zutz, Goodwin Procter LLP